Exhibit 99.1

CORUS ENTERTAINMENT ANNOUNCES FISCAL 2011 SECOND QUARTER RESULTS

•	Consolidated revenues up 8% and segment profit up 11%
•	Television specialty ad growth of 14%
•	Radio revenue growth of 5% led by Ontario, up 11%
•	Basic earnings per share from continuing operations of $0.34 for the quarter compared to $0.18 last year ($0.30 on an adjusted basis last year)

TORONTO, April 14 /CNW/ - Corus Entertainment Inc. (TSX: CJR.B) announced its second quarter financial results today.

"Strong advertising and subscriber revenue growth continued in the second quarter.  Coupled with our cost containment initiatives, we delivered double digit segment profit growth in both our Radio and Television divisions, demonstrating the power of operating leverage," said John Cassaday, President and CEO of Corus Entertainment.  "We are also pleased with two major accomplishments subsequent to the quarter - exceeding our key milestone of 1 million paid pay television subscribers and the launch of OWN on March 1st."

Financial Highlights

(unaudited)	Three months ended		Six months ended
(in thousands of Canadian dollars except per share amounts)	February 28,		February 28,
	2011	2010	2011	2010
Revenues
Radio	42,647	40,527	97,286	93,479
Television	148,429	136,973	315,946	288,228
	191,076	177,500	413,232	381,707
Segment profit
Radio	9,672	8,174	28,186	26,724
Television	59,017	53,204	137,117	120,272
Corporate	(7,730)	(6,328)	(15,690)	(11,991)
	60,959	55,050	149,613	135,005

Net income from continuing operations	27,445	14,239	71,115	84,231

Basic earnings per share
From continuing operations	$ 0.34	$ 0.18	$ 0.87	$ 1.05
From discontinued operations	$ 0.05	$ 0.00	$ 0.08	$ 0.05
	$ 0.39	$ 0.18	$ 0.95	$ 1.10

Consolidated Results from Continuing Operations

Consolidated revenues for the three months ended February 28, 2011 were $191.1 million, up 8% from $177.5 million last year.  Consolidated segment profit was $61.0 million, up 11% from $55.1 million last year.  Net income for the quarter was $27.4 million ($0.34 basic and $0.33 diluted), compared to $14.2 million ($0.18 basic and diluted) last year.  Net income for the prior year includes a debt refinancing cost of $14.3 million.  Removing the impact of this item results in an adjusted second quarter basic earnings per share of $0.30 in the prior year.

Consolidated revenues for the six months ended February 28, 2011 were $413.2 million, up 8% from $381.7 million last year.  Consolidated segment profit was $149.6 million, up 11% from $135.0 million last year.  Net income for the six month period was $71.1 million ($0.87 basic and diluted), compared to a net income of $84.2 million ($1.05 basic and $1.03 diluted) last year.  Net income for the six month period for the prior year includes a debt refinancing cost of $14.3 million, a $14.0 million reversal of a disputed regulatory fee accrual and a $14.2 million recovery due to income tax rate changes.  Removing the impact of these items results in an adjusted six month basic earnings per share of $0.88 in the prior year.

Operational Results - Highlights

Radio

•	Segment revenues increased 5% in the second quarter and 4% year-to-date
•	Segment profit increased 18% in the second quarter and 5% year-to-date
•	Revenues for the quarter increased 11% in Ontario and remained flat in the West

Television

•	Segment revenues increased 8% in the second quarter and 10% year-to-date
•	Segment profit increased 11% in the second quarter and 14% year-to-date
•	Specialty advertising revenues increased 14% in the second quarter and 15% year-to-date
•	Subscriber revenues increased 6% in the second quarter and 8% year-to-date
•	Movie Central finished the quarter with 989,000 subscribers, up 2% from the second quarter of 2010 (as at March 31, 2011, exceeded 1 million subscribers)

Corus Entertainment Inc. reports in Canadian dollars.

About Corus Entertainment Inc.

Corus Entertainment Inc. is a Canadian-based media and entertainment company.  Corus is a market leader in specialty television and radio with additional assets in pay television, television broadcasting, children's book publishing and children's animation.  The Company's multimedia entertainment brands include YTV, Treehouse, Nickelodeon (Canada), W Network, OWN: Oprah Winfrey Network (Canada), CosmoTV, Sundance Channel (Canada), Movie Central, HBO Canada, Nelvana, Kids Can Press and radio stations including CKNW AM 980, 99.3 The FOX, Country 105, 630 CHED, Q107, and 102.1 the Edge.  Corus creates engaging branded entertainment experiences for its audiences across multiple platforms.  A publicly traded company, Corus is listed on the Toronto Stock Exchange (CJR.B).  Experience Corus on the web at www.corusent.com.

The unaudited consolidated financial statements and accompanying notes for the three months ended February 28, 2011 and Management's Discussion and Analysis are available on the Company's website at www.corusent.com in the Investor Relations section.

A conference call with Corus senior management is scheduled for April 14, 2011 at 9:00 a.m. ET.  While this call is directed at analysts and investors, members of the media are welcome to listen in.  The dial-in number for the conference call for North America is 1.800.678.2887 and for local/international callers is 416.641.6653.  PowerPoint slides for the call will be posted at 8:45 a.m. ET on April 14, 2011 and can be found on the Corus Entertainment website at www.corusent.com in the Investor Relations section.

This press release contains forward-looking information and should be read subject to the following cautionary language:

To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements and may be forward-looking information within the meaning of applicable securities laws (collectively, "forward-looking statements").  These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook, including advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees, and can generally be identified by the use of the words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions.  In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.  Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including without limitation factors and assumptions regarding advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees and actual results may differ materially from those expressed or implied in such statements.  Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business;  and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form.  Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

CORUS ENTERTAINMENT INC.
CONSOLIDATED BALANCE SHEETS
(unaudited)	As at February 28,	As at August 31,
(in thousands of Canadian dollars)	2011	2010
ASSETS
Current
Cash and cash equivalents	56,478	7,969
Accounts receivable	187,286	161,645
Income tax recoverable	-	1,781
Prepaid expenses and other	11,634	17,040
Program and film rights	146,186	159,526
Future tax asset	5,758	6,129
Current assets of discontinued operations	-	14,951
Total current assets	407,342	369,041

Tax credits receivable	43,948	39,597
Investments and other assets	27,761	22,595
Property, plant and equipment	170,694	147,905
Program and film rights	108,306	88,484
Film investments	94,919	100,454
Broadcast licenses	541,248	541,248
Goodwill	671,827	671,827
Long-term assets of discontinued operations	-	78,104
	2,066,045	2,059,255

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	212,163	193,342
Income taxes payable	4,754	336
Current liabilities of discontinued operations	-	9,744
Total current liabilities	216,917	203,422

Long-term debt	648,587	691,891
Other long-term liabilities	79,068	88,003
Future tax liability	91,086	89,651
Long-term liabilities of discontinued operations	-	12,285
Total liabilities	1,035,658	1,085,252

Non-controlling interest	17,517	18,055

SHAREHOLDERS' EQUITY
Share capital	869,622	856,655
Contributed surplus	10,274	11,780
Retained earnings	145,915	98,669
Accumulated other comprehensive income	(12,941)	(11,156)
Total shareholders' equity	1,012,870	955,948
	2,066,045	2,059,255

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF INCOME

	Three months ended		Six months ended
(unaudited)	February 28,		February 28,
(in thousands of Canadian dollars except per share amounts)	2011	2010	2011	2010
Revenues	191,076	177,500	413,232	381,707
Direct cost of sales, general and administrative expenses	130,117	122,450	263,619	246,702
Depreciation	6,053	4,745	12,161	8,649
Interest expense	15,681	10,475	31,190	19,547
Disputed regulatory fees	-	-	-	(14,015)
Debt refinancing	-	14,256	-	14,256
Restructuring	-	-	2,249	-
Other expense (income), net	(1,125)	3,141	(1,242)	1,367
Income from continuing operations before income taxes and non-controlling interest	40,350	22,433	105,255	105,201
Income tax expense	10,897	6,864	30,312	18,462
Non-controlling interest	2,008	1,330	3,828	2,508
Net income for the period from continuing operations	27,445	14,239	71,115	84,231
Net income for the period from discontinued operations	4,192	364	6,743	4,280
Net income for the period	31,637	14,603	77,858	88,511

Basic earnings per share
From continuing operations	$ 0.34	$ 0.18	$ 0.87	$ 1.05
From discontinued operations	$ 0.05	$ 0.00	$ 0.08	$ 0.05
	$ 0.39	$ 0.18	$ 0.95	$ 1.10

Diluted earnings per share
From continuing operations	$ 0.33	$ 0.18	$ 0.87	$ 1.03
From discontinued operations	$ 0.05	$ 0.00	$ 0.08	$ 0.05
	$ 0.38	$ 0.18	$ 0.95	$ 1.08

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
	Three months ended		Six months ended
(unaudited)	February 28,		February 28,
(in thousands of Canadian dollars except per share amounts)	2011	2010	2011	2010
Net income for the period	31,637	14,603	77,858	88,511
Other comprehensive income (loss), net of tax
Unrealized foreign currency translation adjustment	(1,108)	(79)	(1,861)	(524)
Unrealized change in fair value of available-for-sale investments, net of tax	(95)	(27)	76	12
Unrealized change in fair value of cash flow hedges, net of tax	-	1,985	-	3,431
Recognition of change in fair value of cash flow hedge in net income, net of tax	-	9,244	-	9,244
	(1,203)	11,123	(1,785)	12,163
Comprehensive income for the period	30,434	25,726	76,073	100,674

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Three months ended		Six months ended
(unaudited)	February 28,		February 28,
(in thousands of Canadian dollars)	2011	2010	2011	2010
Share capital
Balance, beginning of period	861,183	842,340	856,655	840,602
Issuance of shares under stock option plan	4,988	3,329	7,911	4,731
Other	3,451	1,078	5,056	1,414
Balance, end of period	869,622	846,747	869,622	846,747

Contributed surplus
Balance, beginning of period	11,392	14,394	11,780	17,303
Stock-based compensation	289	954	522	1,853
Settlement and modification of long-term incentive plan	-	-	-	(3,473)
Exercise of stock options	(1,407)	(171)	(2,028)	(506)
Balance, end of period	10,274	15,177	10,274	15,177

Retained earnings
Balance, beginning of period	129,632	82,271	98,669	20,380
Net income for the period	31,637	14,603	77,858	88,511
Dividends	(15,354)	(12,089)	(30,612)	(24,106)
Balance, end of period	145,915	84,785	145,915	84,785

Accumulated other comprehensive loss
Balance, beginning of period	(11,738)	(22,967)	(11,156)	(24,007)
Other comprehensive income (loss), net of tax	(1,203)	11,123	(1,785)	12,163
Balance, end of period	(12,941)	(11,844)	(12,941)	(11,844)

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Six months ended
(unaudited)	February 28,		February 28,
(in thousands of Canadian dollars)	2011	2010	2011	2010
OPERATING ACTIVITIES
Net income for the period	31,637	14,603	77,858	88,511
Earnings from discontinued operations	(4,192)	(364)	(6,743)	(4,280)
Add (deduct) non-cash items:
Depreciation	6,053	4,745	12,161	8,649
Amortization of program rights	43,152	41,404	85,227	83,073
Amortization of film investments	11,189	9,609	22,111	15,142
Future income taxes	778	1,828	824	(13,852)
Non-controlling interest	2,008	1,330	3,828	2,508
Stock option expense	289	3,126	522	3,330
Imputed interest	2,484	1,772	5,084	3,468
Debt refinancing	-	14,256	-	14,256
Other	(1,327)	(297)	(1,594)	(388)
Net change in non-cash working capital balances related to operations	17,972	17,848	(13,792)	1,325
Payment of program and film rights	(34,975)	(42,663)	(73,128)	(84,273)
Net additions to film investments	(11,270)	(15,036)	(33,120)	(32,997)
Cash provided by operating activities from continuing operations	63,798	52,161	79,238	84,472
Cash provided by (used in) operating activities from discontinued operations	(2,546)	373	(2,542)	389
Cash provided by operating activities	61,252	52,534	76,696	84,861

INVESTING ACTIVITIES
Additions to property, plant and equipment	(13,952)	(23,421)	(27,215)	(29,506)
Business combinations	-	-	-	(36,000)
Net cash flows for investments and other assets	(3,382)	1,773	(4,267)	2,864
Decrease in public benefits associated with acquisitions	(357)	(240)	(582)	(478)
Cash used in investing activities from continuing operations	(17,691)	(21,888)	(32,064)	(63,120)
Cash provided by (used in) investing activities from discontinued operations	75,000	(371)	74,996	(392)
Cash provided by (used in) investing activities	57,309	(22,259)	42,932	(63,512)

FINANCING ACTIVITIES
Decrease in bank loans	(74,956)	(469,566)	(44,764)	(429,681)
Issuance of senior unsecured guaranteed notes	-	500,000	-	500,000
Financing and swap termination fees	-	(30,997)	-	(30,997)
Issuance of shares under stock option plan	3,581	3,158	5,884	4,225
Dividends paid	(11,958)	(10,973)	(23,549)	(22,647)
Dividend paid to non-controlling interest	(160)	(5,400)	(4,366)	(9,260)
Other	(2,144)	-	(4,324)	(3,444)
Cash provided by (used in) financing activities from continuing operations	(85,637)	(13,778)	(71,119)	8,196
Cash provided by financing activities from discontinued operations	-	-	-	-
Cash provided by (used in) financing activities	(85,637)	(13,778)	(71,119)	8,196
Net change in cash and cash equivalents during the period from continuing operations	(39,530)	16,495	(23,945)	29,548
Net change in cash and cash equivalents during the period from discontinued operations	72,454	2	72,454)	(3)
Net change in cash and cash equivalents during the period	32,924	16,497	48,509	29,545
Cash and cash equivalents, beginning of period	23,554	23,970	7,969	10,922
Cash and cash equivalents, end of period	56,478	40,467	56,478	40,467

CORUS ENTERTAINMENT INC.
BUSINESS SEGMENT INFORMATION
(unaudited)
(in thousands of Canadian dollars except per share amounts)

Three months ended February 28, 2011
	Radio	Television	Corporate	Consolidated
Revenues	42,647	148,429	-	191,076
Direct cost of sales, general and administrative expenses	32,975	89,412	7,730	130,117
Segment profit (loss)	9,672	59,017	(7,730)	60,959
Depreciation	738	816	4,499	6,053
Interest expense	966	6,129	8,586	15,681
Other expense (income), net	(514)	(1,585)	974	(1,125)
Income (loss) before income taxes and non-controlling interest	8,482	53,657	(21,789)	40,350

Three months ended February 28, 2010
	Radio	Television	Corporate	Consolidated
Revenues	40,527	136,973	-	177,500
Direct cost of sales, general and administrative expenses	32,353	83,769	6,328	122,450
Segment profit (loss)	8,174	53,204	(6,328)	55,050
Depreciation	1,020	1,871	1,854	4,745
Interest expense	1,034	1,180	8,261	10,475
Debt refinancing	-	-	14,256	14,256
Other expense (income), net	-	560	2,581	3,141
Income (loss) before income taxes and non-
controlling interest	6,120	49,593	(33,280)	22,433

Six months ended February 28, 2011
	Radio	Television	Corporate	Consolidated
Revenues	97,286	315,946	-	413,232
Direct cost of sales, general
and administrative expenses	69,100	178,829	15,690	263,619
Segment profit (loss)	28,186	137,117	(15,690)	149,613
Depreciation	1,496	2,519	8,146	12,161
Interest expense	2,472	12,277	16,441	31,190
Restructuring charges	671	3	1,575	2,249
Other expense (income), net	(494)	(2,218)	1,470	(1,242)
Income (loss) before income taxes and non-
controlling interest	24,041	124,536	(43,322)	105,255

Six months ended February 28, 2010
	Radio	Television	Corporate	Consolidated
Revenues	93,479	288,228	-	381,707
Direct cost of sales, general
and administrative expenses	66,755	167,956	11,991	246,702
Segment profit (loss)	26,724	120,272	(11,991)	135,005
Depreciation	2,078	3,777	2,794	8,649
Interest expense	2,146	2,355	15,046	19,547
Disputed regulatory fees	(6,722)	(7,293)	-	(14,015)
Debt refinancing	-	-	14,256	14,256
Other expense (income), net	101	(693)	1,959	1,367
Income (loss) before income taxes and non-
controlling interest	29,121	122,126	(46,046)	105,201

Revenues by segment
	Three months ended		Six months ended
	February 28,		February 28,
	2011	2010	2011	2010
Radio
West	19,737	19,846	45,802	46,078
Ontario	22,910	20,681	51,484	47,401
	42,647	40,527	97,286	93,479

Television
Kids	64,813	56,145	142,826	124,644
Specialty and Pay	83,616	80,828	173,120	163,584
	148,429	136,973	315,946	288,228

Segment profit
	Three months ended		Six months ended
	February 28,		February 28,
	2011	2010	2011	2010
Radio
West	4,610	5,054	13,608	14,754
Ontario	5,062	3,120	14,578	11,970
	9,672	8,174	28,186	26,724

Television
Kids	22,936	22,257	64,362	55,566
Specialty and Pay	36,081	30,947	72,755	64,706
	59,017	53,204	137,117	120,272

Revenues by type
	Three months ended		Six months ended
	February 28,		February 28,
	2011	2010	2011	2010
Advertising	82,179	77,373	202,499	188,483
Subscriber fees	75,599	71,478	149,361	138,897
Other	33,298	28,649	61,372	54,327
	191,076	177,500	413,232	381,707

For further information:

John Cassaday	Tom Peddie	Sally Tindal
President and Chief Executive Officer	Executive Vice President and Chief	Director, Communications
Corus Entertainment Inc.	Financial Officer	Corus Entertainment Inc.
416.479.6018	Corus Entertainment Inc.	416.479.6107
416.479.6080

CO: Corus Entertainment Inc.

CNW 07:00e 14-APR-11